March 6, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sourcefire, Inc. Registration Statement on Form S-1 File No. 333-138199
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, as the undersigned underwriters of the proposed public offering of 5,770,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. (NYT) March 8, 2007, or as soon thereafter as practicable.
     Pursuant to Rule 460 under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated February 23, 2007, through the date hereof:
     Preliminary Prospectus dated February 23, 2007;
     11,700 to 4 Underwriters,
     1,092 to 1,092 institutional investors,
     0 to 0 dealers
     209 to 209 others
     In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MORGAN STANLEY & CO. INC. LEHMAN BROTHERS INC. UBS SECURITIES LLC JEFFERIES & COMPANY, INC.

By: MORGAN STANLEY & CO. INC.
As Representative
/s/ John Tyree Name: John Tyree Title: Executive Director